StyleBar, LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
Salon Services	336,742.44
Total Income	**$336,742.44**
Cost of Goods Sold	
Cost of Supplies	42,994.24
Total Cost of Goods Sold	**$42,994.24**
GROSS PROFIT	**$293,748.20**
Expenses	
Advertising & Marketing	16,807.21
Auto	
Insurance	1,535.22
Parking & Tolls	90.95
Total Auto	**1,626.17**
Bank Charges & Fees	7,166.84
Car & Truck	3,077.72
Client Gifts	75.29
Contractors	115,345.66
Delivery & Shipping (deleted)	3,386.11
Dues & Subscriptions	45.00
Insurance	449.68
Job Supplies	824.66
Legal & Professional Services	3,913.00
Meals & Entertainment	4,908.60
Office Supplies & Software	7,829.05
Other Business Expenses	220.33
Rent & Lease	67,546.00
Repairs & Maintenance	2,425.20
Software /Technology	5,879.06
Taxes & Licenses	1,846.80
Telephone	1,070.07
Travel	3,392.68
Airfare	780.27
Lodging	264.85
Transportation	2,948.40
Vehicle Rental	575.45
Total Travel	**7,961.65**
Utilities	4,786.56
Total Expenses	**$257,190.66**
NET OPERATING INCOME	**$36,557.54**
NET INCOME	**$36,557.54**

StyleBar, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PNC Bank Checking-6367	0.00
United Bank Checking-1004	9,902.39
Total Bank Accounts	**$9,902.39**
Other Current Assets	
Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$9,902.39**
TOTAL ASSETS	**$9,902.39**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card-4408	0.00
Total Credit Cards	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
SBA Loan Payable	40,200.00
Total Long-Term Liabilities	**$40,200.00**
Total Liabilities	**$40,200.00**
Equity	
Member’s Distribution	-103,687.21
Opening Balance Equity	-5,052.83
Retained Earnings	41,884.89
Net Income	36,557.54
Total Equity	**$ -30,297.61**
TOTAL LIABILITIES AND EQUITY	**$9,902.39**

StyleBar, LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	36,557.54
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Uncategorized Asset	0.00
Chase Credit Card-4408	-3,213.59
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,213.59**
Net cash provided by operating activities	**$33,343.95**
FINANCING ACTIVITIES	
SBA Loan Payable	17,000.00
Member's Distribution	-63,211.61
Opening Balance Equity	0.00
Net cash provided by financing activities	**$ -46,211.61**
NET CASH INCREASE FOR PERIOD	**$ -12,867.66**
Cash at beginning of period	22,770.05
CASH AT END OF PERIOD	**$9,902.39**